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Exhibit 99.2

[Date], 2002

Dear Investor:

        We are asking you to consider and vote on a proposal to convert America First Apartment Investors, L.P. into a real estate investment trust. We plan to accomplish this by merging the partnership into America First Apartment Investors, Inc., a newly-formed Maryland corporation. The merger proposal is described in detail in the accompanying Consent Solicitation Statement/Prospectus.

        When we formed America First Apartment Investors, L.P. in 1996, we did so with the goal of increasing funds from operations and cash distributions to investors through a strategy of using low-cost tax exempt financing to acquire additional multifamily apartment complexes. We also gave the Partnership the ability to divest itself of properties that were not strong economic performers and to reinvest sale proceeds in properties that were better suited to the Partnership's economic goals.

        The business plan we put into place for the Partnership has proven to be sound and has allowed the Partnership to achieve the goals we set for it. During the last six years, the Partnership's assets have grown from approximately $59 million to $144.5 million, as it has acquired ten new apartment properties. As a result of these acquisitions, and a hardworking property management team, the Partnership has seen its funds from operations grow from $3.6 million ($1.04 per BUC) in 1996 to $7.4 million ($1.46 per BUC) in 2001. This represents an increase of approximately 15% per year. More importantly, the Partnership has increased cash distributions to investors from an annual rate of $0.70 per BUC in 1996 to $0.95 per BUC in 2001. The Partnership further increased distributions in 2002 and paid a $0.25 per BUC distribution for each of the first two quarters of 2002. In addition, increasing the number of properties owned by the Partnership allowed it to reduce investment risk through diversification

        While we are pleased with the Partnership's success, we have reached the point where additional growth using the current partnership format will be limited. By operating as a REIT, the new company will have a better ability to raise the additional capital needed to continue the growth strategy that has been so successful for the Partnership. In addition, by operating as a REIT, we will be able to simplify and accelerate tax reporting for our investors. Although the REIT structure will give us more flexibility to raise capital, the new REIT will use the same investment philosophy and will be guided by the same management and investment teams. It will hold the same properties and work with the same property management staff. We believe the new REIT will allow us to continue to provide an investment vehicle for you that provides consistent, dependable dividends.

        Since you were an investor as of [Record Date], 2002 in America First Apartment Investors, L.P., you are receiving in this package the following enclosed documents: (i) a Consent Solicitation Statement/Prospectus; (ii) a Consent Form (which must be completed and returned); (iii) a Question and Answer Memo; and (iv) a copy of the Partnership's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. We realize this is a large amount of information, but we urge you to read it carefully.

        After you have reviewed the enclosed solicitation materials, we urge you to vote "FOR" the proposed merger by completing, signing and dating the enclosed Consent Form and returning it by [Date], 2002 in the enclosed postage-paid envelope.

        In the pages that follow, we have described the risks and benefits of voting "FOR" the proposed merger. We have also provided a Question and Answer Memo which we believe will answer many of the questions you might have. If you have further questions, you can call Mr. Maurice E. Cox, Jr. of our Investor Services Department at (800) 283-2357.

Lisa Y. Roskens,
President and Chief Executive Officer
America First Companies L.L.C.

IMPORTANT: THE PROMPT RETURN OF YOUR CONSENT WILL SAVE THE EXPENSE OF FURTHER SOLICITATION.

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  Exhibit 99.2